Exhibit 99.1

FIRSTSERVICE CORPORATION

(“FirstService”)

Annual and Special Meeting of

FirstService Shareholders held on April 1, 2026

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

	Brief Description of Matter Voted Upon	Outcome of Vote (1)	Proxies/Votes Received
			For	Against	Withheld	Not Voted
1.	Individual election, as directors of FirstService, of the eight nominees named in the Management Information Circular of FirstService dated February 13, 2026 (the “Circular”)
	• Yousry Bissada	Approved	27,779,137 (99.206%)	–	222,299 (0.794%)	–
	• Elizabeth Carducci	Approved	27,947,180 (99.806%)	–	54,256 (0.194%)	–
	• Steve H. Grimshaw	Approved	26,767,637 (95.594%)	–	1,233,799 (4.406%)	–
	• Jay S. Hennick	Approved	25,667,424 (91.665%)	–	2,334,012 (8.335%)	–
	• D. Scott Patterson	Approved	27,745,301 (99.085%)	–	256,135 (0.915%)	–
	• Frederick F. Reichheld	Approved	27,490,641 (98.176%)	–	510,795 (1.824%)	–
	• Joan Eloise Sproul	Approved	27,936,419 (99.768%)	–	65,017 (0.232%)	–
	• Erin J. Wallace	Approved	27,067,942 (96.666%)	–	933,494 (3.334%)	–
2.	Appointment of Pricewaterhouse-Coopers LLP, Chartered Accountants and Licensed Public Accountants, as the independent auditors of FirstService until the close of the next annual meeting of the shareholders and authorizing the directors of FirstService to fix their remuneration	Approved	27,804,120 (99.295%)	–	197,316 (0.705%)	–
3.	In respect of approving amendments to the FirstService Stock Option Plan to increase the maximum number of Common Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 2,000,000, and to insert an annual limit of grants of stock options to non-employee directors of FirstService, all as more particularly set forth and described in the Circular	Approved	18,141,905 (64.789%)	9,859,530 (35.211%)	–	–
4.	Non-binding advisory resolution on FirstService’s approach to executive compensation as set out in the Circular	Approved	26,368,633 (94.169%)	1,632,803 (5.831%)	–	–

(1)	The number of votes disclosed for each of items 1 through 3 reflects proxies received by management in advance of the meeting and votes made on each ballot at the meeting.

DATED: April 1, 2026